EXHIBIT 2

(TRANSLATION)

Public Notice of Summary Share Exchange

March 11, 2010

To Shareholders:

Masaki Chitose President and Representative Director SORUN CORPORATION 3-11-24, Mita, Minato-ku, Tokyo

We hereby inform you that the Board of Directors of SORUN CORPORATION (the “Company”) adopted a resolution for a share exchange under which IT Holdings Corporation (head office: 5-5, Ushijima-shinmachi, Toyama City, Toyama Prefecture) will become a 100% parent company of the Company (the “Share Exchange”), with April 1, 2010 as the effective date thereof, at its meeting held on January 12, 2010. The Company will conduct the Share Exchange as a summary share exchange (ryakushiki kabushiki kokan) pursuant to Article 784, Paragraph 1 of the Companies Act, without the approval of a general meeting of shareholders as prescribed in Article 783, Paragraph 1 of the Companies Act.

If you request the Company to purchase the shares held by you in the Company pursuant to Article 785, Paragraph 1 of the Companies Act in connection with the Share Exchange, please give the Company or the Company’s transfer agent Mitsubishi UFJ Trust and Banking Corporation, Corporate Agency Division written notice thereof, specifying the number of shares to be purchased, not earlier than the twentieth (20th) day prior to the effective date of the Share Exchange. In giving the above-mentioned notice, please also request the account management institution with which you have deposited your shares to issue an individual shareholder notice (kobetsu kabunushi tsuchi) to the Company, and apply for a book-entry transfer of the shares so purchased to the account designated below.

If you do not complete the book-entry transfer to the account designated by the Company on or prior to March 31, 2010, you will not be entitled to exercise the request for purchase of shares held by you. (Accordingly, you may have to submit the above-mentioned application for book-entry transfer to the account management institution not later than around March 24, 2010. Please be aware, however, that the specific period of time required for the book-entry transfer will vary depending on the account management institution you retain.) For practical reasons, the Company will not be able to purchase shares from its shareholders who have not completed the book-entry transfer procedure mentioned above. The arrangement described in this public notice is aimed to avoid such situations and ensure that our shareholders are able to exercise their rights. We appreciate your understanding.

Details:

Account holder:	SORUN CORPORATION

Participant account code:	002887139728890000000

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.